UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PARK PLACE ENERGY CORP.
(formerly ST Online Corp.)

________________________________________________________________________________

(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.00001 PER SHARE

________________________________________________________________________________

(Title of Class of Securities)

700689 102

______________________________________

(CUSIP Number)

DAVID STADNYK
c/o PARK PLACE ENERGY CORP.
Suite 1220 - 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8
Telephone: (604) 685-0076

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2007

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Names of Reporting Persons David Stadnyk
  I.R.S. Identification Nos. of above persons (entities only).

  Check the Appropriate Box if a Member of a Group (See Instructions)

    ☐

    ☐
    Not applicable

  SEC Use Only:

  Source of Funds (See Instruction): PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
  Not applicable

  Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power: 3,225,050 shares(1)

8. Shared Voting Power: Nil

9. Sole Dispositive Power: 3,225,050 shares(1)

10. Shared Dispositive Power: Nil

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,225,050 shares(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable

13. Percent of Class Represented by Amount in Row (11): 9.8%(1), (2)

14. Type of Reporting Person (See Instructions): IN

Notes:

(1) The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2) Based on 32,850,336 shares of the Issuer's common stock issued and outstanding as of November 26, 2007.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. David Stadnyk is sometimes referred to herein as the "Reporting Person."

ITEM 1. SECURITY AND ISSUER

This statement relates to the voting common stock, $0.00001 par value, of ParkPlace Energy Corp. (formerly ST Online Corp.), a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 1220, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

ITEM 2. IDENTITY AND BACKGROUND

Name:

This statement is filed by David Stadnyk.

Residence or Business Address:

c/o PARK PLACE ENERGY CORP.
Suite 1220, 666 Burrard Street
Vancouver, British Columbia, Canada, V6C 2X8

Present Principal Occupation or Employment:

The Reporting Person's present principal occupation is as a businessman. On July 6, 2007, the Reporting Person became a director of the Issuer and held no securities of the Issuer at that time. On July 30, 2007, the closing date of the Acquisition (as defined below) with Park Place (as defined below), the Reporting Person became President and CEO of the Issuer.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 13, 2007, the Issuer issued to the Reporting Person options to purchase 150,000 shares of common stock at an exercise price of $1.00 per share, which options expire August 13, 2012.

On September 25, 2007, the Issuer issued to the Reporting Person options to purchase 200,000 shares of common stock at an exercise price of $1.20 per share, which options expire September 25, 2012.

ITEM 4. PURPOSE OF TRANSACTION

On November 26, 2007, the Reporting Person:

  gifted 400,000 shares of common stock to Eric M. Leslie, the Secretary of the Company;

  sold 1,400,000 shares of common stock to Affaires Financieres SA;

  cancelled options to purchase 150,000 shares of common stock at an exercise price of $1.00 per share, which options were granted on August 13, 2007; and

  cancelled options to purchase 200,000 shares of common stock at an exercise price of $1.20 per share, which options were granted on September 25, 2007.

The gift and sale of the shares of common stock by the Reporting Person were for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Beneficial Ownership.

The Reporting Person is the beneficial owner of 3,225,050 shares of common stock of the Issuer (the "Shares", representing approximately 9.8% of the Issuer's issued and outstanding Shares. The Shares are comprised of 2,925,050 Shares held by the Reporting Person and 300,000 Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of the date of this report.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

  Power to Vote and Dispose.

  The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by it.

  Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common shares of the Issuer, within sixty (60) days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2007.

/ s / David Stadnyk

David Stadnyk